UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN MINING CORPORATION

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

66988G101

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988G101

1.	Names of Reporting Persons		Ophion Management Ltd.

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		WC

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,000,000

	8.	Shared voting power	Nil

	9.	Sole dispositive power	20,000,000

	10.	Shared dispositive power	Nil

11.	Aggregate amount beneficially owned by each reporting person		20,000,000

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99

14.	Type of reporting person*		CO

CUSIP No. 66988G101

1.	Names of Reporting Persons		Thomas Mills

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		AF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,510,000

	8.	Shared voting power	Nil

	9.	Sole dispositive power	20,510,000

	10.	Shared dispositive power	Nil

11.	Aggregate amount beneficially owned by each reporting person		20,510,000

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99

14.	Type of reporting person*		IN

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “ SEC ”) on June 28, 2013 (the “ Schedule 13D ”). This Amendment is being filed to report a change in beneficial ownership by Ophion Management Ltd. (“Ophion”), which is beneficially owned by Thomas Mills. Between the filing of the Schedule 13D and July 2, 2013, Ophion and the Issuer mutually agreed to rescind a subscription for 20,000,000 shares of the Issuer’s common stock (the “Rescission”), decreasing Ophion’s ownership to Nil. The total amount of beneficially owned Common Stock held by Ophion following the filing of this Amendment is 0 shares. Mr. Mills retains 510,000 common shares of the Issuer, which represents 75% of the Issuers outstanding shares. Ophion is filing this Amendment to disclose, as described below, that it now beneficially owns in the aggregate less than 5% of the Issuer’s common stock.

Item 1.	Security and Issuer.

This Schedule 13-D relates to the common stock, par value $0.0001 ("Common Stock") of American Mining Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 970 Caughlin Crossing, Suite 100, Reno, Nevada 89519.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Ophion Management Ltd., a Canadian company formed to provide management and consulting services; and Thomas Mills, the sole officer, director and controlling stockholder of Ophion Management Ltd. (collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is 157 Adelaide Street West #338, Toronto, Ontario. Thomas Mills is a Canadian citizen.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of Common Stock was $100,000, which amount was loaned to Ophion Management Ltd. by Thomas Mills from his personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose influencing control of the Issuer. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, their liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As a result of the Rescission, as of June 28, 2013, the Reporting Persons beneficially own 510,000 shares of Common Stock constituting 75% of the Issuer's outstanding common stock, based on 680,202 issued and outstanding shares of Common Stock as of February 28, 2013, as reported in the Issuer's Quarterly Financial Report on Form 10Q that was filed with the Securities and Exchange Commission on April 15, 2013.

The Reporting Persons have the sole power to vote or dispose of all of the shares of Common Stock beneficially owned by them.

In the sixty days prior to June 24, 2013, the Reporting Person did not engage in any transactions involving the Common Stock.

On June 20, 2013, Ophion ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2013

OPHION MANAGEMENT LTD.

/s/ Thomas Mills

Thomas Mills

President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).